Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Constellation Brads Inc
Name of persons relying on exemption: As You Sow® on behalf of Warren Wilson College
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Constellation Brands Inc Corp (STZ)
Vote Yes: Item #6 – Stockholder Proposal Regarding a Circular Economy for Packaging

Annual Meeting: July 17, 2024

CONTACT: Kelly McBee | kmcbee@asyousow.org

THE RESOLUTION

Resolved: Shareholders request that the Board issue a report, at reasonable expense and excluding proprietary information, describing opportunities for Constellation [Brands] to support a circular economy for packaging.

Supporting Statement: The report should assess, at Board discretion:

•	The reputational, financial, and operational risks associated with failing to promote a circular economy for packaging; and

•	Opportunities to develop policies or goals to support extended producer responsibility and determine an appropriate level and frequency of voluntary financial contributions to recycling infrastructure.

SUMMARY

The growing plastic pollution and packaging waste crises pose increasing risks to Constellation Brands. Corporations could face an annual financial risk of approximately $100 billion should governments require them to cover the waste management costs of the packaging they produce.1 Laws to this effect have significant momentum, having been recently adopted in four U.S. states, with additional introduced at the state and federal level.2 The European Union has already enacted a $1 per kilogram tax on all non-recycled plastic packaging waste.3 Additionally, consumer demand for sustainable packaging is increasing.4

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1 https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf, p. 9

2 https://www.packworld.com/news/business-intelligence/article/22861621/extended-producer-responsibility-legislation-emerging-in-us

3 https://commission.europa.eu/strategy-and-policy/eu-budget/long-term-eu-budget/2021-2027/revenue/own-resources/plastics-own-resource_en

4 https://www.shorr.com/resources/blog/the-2022-sustainable-packaging-consumer-report/

2024 Proxy Memo Constellation Brands Inc | Circular Economy for Packaging

Moreover, plastic pollution generates climate risk. A circular economy, whereby packaging is designed for reuse or recycling, keeping it in the economy and out of the environment, is critical to a net-zero emissions world. The Recycling Partnership (TRP), the leading recycling organization, has found that spending only $17 billion to modernize and expand recycling infrastructure would save the equivalent of 710 million metric tons of CO2 over ten years.5

Constellation Brands states it is committed to emissions reductions, yet has taken virtually no action to ensure the circularity of its product packaging,6 despite the fact that its sold products and packaging contribute significantly to Scope 3 emissions at their end-of-life (EOL).7

By contrast, more than 100 leading companies embrace circular packaging by acknowledging financial responsibility for the collection, sorting, and recycling of packaging at EOL, a policy known as Extended Producer Responsibility (EPR) and a key component of a circular economy.8 TRP has encouraged companies to support EPR and to make voluntary financial contributions to recycling infrastructure.9

Competitors Diageo, Heineken, Molson Coors, and at least 26 other major companies make voluntary contributions to expand recycling infrastructure.10 Constellation Brands is not known to support EPR or voluntarily contribute financial resources to help ensure its packaging never becomes waste. Constellation Brands earned an “F” grade on a recent As You Sow report evaluating corporate packaging sustainability.11

In 2023, more than 25% of Constellation Brands shares voted were in favor of an investor proposal to support a circular economy for packaging.12 Constellation Brands announced plans to improve packaging design but has made no commitment to improve collection and recycling of packaging at EOL.13

Constellation Brands could avoid regulatory, environmental, and competitive risks by adopting a circular economy approach to packaging, embracing EPR, and contributing to recycling infrastructure.

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5 https://recyclingpartnership.org/paying-it-forward/

6 https://www.asyousow.org/report-page/plastic-pollution-scorecard-2021/data-visualization

7 https://ghgprotocol.org/scope-3-technical-calculation-guidance

8 https://ellenmacarthurfoundation.org/extended-producer-responsibility/overview?_ga=2.194255722.613184023.1673367048-710010554.1662564816&_gl=1*18c5mjb*_ga*NzEwMDEwNTU0LjE2NjI1NjQ4MTY.*_ga_V32N675KJX*MTY3MzM2NzA0OC4xNC4wLjE2NzMzNjcwNDguNjAuMC4w

9 https://recyclingpartnership.org/residential-recycling-report/?_hsmi=289383278&_hsenc=p2ANqtz-8qWDL8qooeMMtx_ukI50HJYIg84JObV3BoNLzIgQ4QaDliA-s_RS7M2vU-jAzp-fjzjBUknyi-_WxsdRf7gMG8UDIKFw, p. 46

10 https://www.asyousow.org/report-page/plastic-pollution-scorecard-2021/, p. 17

11 https://www.asyousow.org/reports/2024-plastic-promises-scorecard

12 https://www.asyousow.org/resolutions/2022/02/03-constellation-producer-responsibility-packaging

13 https://cdn.shopify.com/s/files/1/0614/2797/4201/files/2023-ESG-Impact-Report.pdf?v=1697660798

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2024 Proxy Memo Constellation Brands Inc | Circular Economy for Packaging

RATIONALE FOR A YES VOTE

1.	Plastic pollution and packaging waste create growing regulatory risks to companies.

2.	Constellation Brands has failed to respond to shareholder requests with sufficient information on whether and how it will build a circular economy for packaging, exposing the Company to financial, regulatory, and reputational risk.

3.	Constellation Brands lags peers in creating a circular economy for packaging and has failed to align packaging targets with key initiatives, such as the Pew Report and the Global Commitment.

DISCUSSION

1.	Plastic pollution and packaging waste create growing regulatory risks to companies.

As plastic pollution has grown to an international crisis, increasing attention is being paid by governments, media, and citizens to the world’s consumption and disposal of single-use products generally, including packaging of all material types.

Over the last few years, new laws in the United States aiming to shift the financial burden for waste management from consumers and local government to corporations have been adopted in Colorado, Maine, Oregon, California, and Minnesota. These EPR laws will effectively tax corporations for the single-use packaging they produce based on various sustainability metrics. Similar laws have been introduced throughout the U.S. and the globe, demonstrating a rapidly-growing trend of increased legal accountability for corporations for the financial costs of the packaging waste they produce. Corporations could face an annual financial risk of approximately $100 billion should governments require them to cover the waste management costs of their packaging.14

Leaders from 175 United Nations member states are in the final round of negotiations before agreeing to a Global Plastics Treaty to end plastic pollution by the close of 2024; the nations are considering a mandate for legally binding plastic use reductions and recyclability to transition the global market away from disposable packaging and towards reusables.15 Adoption of the agreement to negotiate a treaty was supported by a vast array of businesses and investors united in recognition of plastic pollution as a severe threat to business’ social license to operate.16 The ramifications of the Global Plastics Treaty are expected to affect packaging of all materials by bolstering the transition to reusable, returnable, and refillable packaging, making recyclability and use of recycled content standard, and holding producers financially accountable for packaging at its end of life.

Constellation Brands is unprepared to meet the risks created by EPR legislation and the forthcoming Global Plastics Treaty, as the Company currently makes no public contributions to support the collection and recycling of its packaging waste and has yet to embrace producer responsibility, specifically financial responsibility, for packaging.

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14 https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf, p. 9

15 https://www.unep.org/news-and-stories/press-release/road-busan-clear-negotiations-global-plastics-treaty-close-ottawa

16 https://www.businessforplasticstreaty.org/endorsers

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2024 Proxy Memo Constellation Brands Inc | Circular Economy for Packaging

2.	Constellation Brands has failed to respond to shareholder requests with sufficient information on whether and how it will build a circular economy for packaging, exposing the Company to financial, regulatory, and reputational risk.

In 2023, more than 25% of Constellation Brands shares voted were in support of the Company producing the circular economy report requested in this proposal.17 Despite supportive votes by 25.3% of overall shareholders and 29.6% of independent shareholders, Constellation Brands has failed to respond to shareholders and disclose how it will sufficiently mitigate financial, regulatory, and reputational risks faced by its use of plastic packaging.

This month, Constellation Brands earned an “F” grade in a report released by As You Sow, the Plastic Promises Scorecard (“Plastic Scorecard”). The Plastic Scorecard rated 225 major companies on action and ambition to mitigate plastic packaging pollution. Constellation Brands was the lowest scoring company within the Alcoholic Beverage category and one of the lowest scoring overalls researched overall.18 As demonstrated in the Scorecard, Constellation Brands fails to demonstrate ambition, action, or engagement on the end-of-life of its packaging — specifically, to set goals for the end-of-life collection of its packaging, to endorse EPR policies on any governmental level, or to voluntarily contribute financial resources to support recycling.19

Progress on the actions outlined in the Plastic Promises Scorecard would demonstrate Constellation Brands’ commitment to creating a circular economy for packaging, as requested by 1 in 4 shareholders in 2023. Creation of a circular economy for packaging would go beyond minimizing resource use and maximizing resource regeneration to additionally tackle carbon emission reduction. While Constellation Brands states it is committed to emissions reductions, the Company’s lack of essential goals to ensure the circularity of its product packaging fail to acknowledge that the Company’s sold products and packaging contribute significantly to Scope 3 emissions at their end-of-life.20

3.	Constellation Brands lags peers in creating a circular economy for packaging and has failed to align packaging targets with key initiatives, such as the Pew Report and the Global Commitment.

More than 100 leading companies, including Danone, Nestlé, and Walmart, have committed to promoting a circular economy by taking financial responsibility for the collection, sorting, and recycling of packaging through the Ellen MacArthur Foundation’s Statement and Position Paper, Extended Producer Responsibility - a necessary part of the solution to packaging waste and pollution.21 The Coca-Cola Co‘s Vice President of Global Policy & Sustainability Michael Goltzman stated: “We support this statement on the important role that well-designed EPR systems can play in keeping packaging material out of the environment and in the circular economy. Good EPR schemes can motivate businesses and help us achieve our circular economy targets.”22

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17 https://www.asyousow.org/resolutions/2022/02/03-constellation-producer-responsibility-packaging

18 https://www.asyousow.org/reports/2024-plastic-promises-scorecard, p. 19

19 https://www.asyousow.org/reports/2024-plastic-promises-scorecard, p. 55

20 https://ghgprotocol.org/scope-3-technical-calculation-guidance

21 https://ellenmacarthurfoundation.org/extended-producer-responsibility/overview?_ga=2.194255722.613184023.1673367048-710010554.1662564816&_gl=1*18c5mjb*_ga*NzEwMDEwNTU0LjE2NjI1NjQ4MTY.*_ga_V32N675KJX*MTY3MzM2NzA0OC4xNC4wLjE2NzMzNjcwNDguNjAuMC4w

22 https://ellenmacarthurfoundation.org/extended-producer-responsibility/overview?_ga=2.194255722.613184023.1673367048-710010554.1662564816&_gl=1*18c5mjb*_ga*NzEwMDEwNTU0LjE2NjI1NjQ4MTY.*_ga_V32N675KJX*MTY3MzM2NzA0OC4xNC4wLjE2NzMzNjcwNDguNjAuMC4w

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2024 Proxy Memo Constellation Brands Inc | Circular Economy for Packaging

Following investor engagement on EPR in 2024, Hormel Foods announced that it will form a new industry working group to advance circular packaging policy and produce a report detailing opportunities for the company to take additional circularity action by the close of 2024.23 Constellation Brands has no public statement of support for EPR policies for packaging, the Company has not publicly acknowledged that its packaging waste is its financial responsibility, nor has the Company pledged to pre-competitively collaborate on packaging waste collection as many of its peers have done.24

In countries, states, or regions lacking EPR for packaging, companies should make voluntary financial contributions to improve recycling rates. The Recycling Partnership finds that $17 billion is needed to modernize and expand recycling infrastructure.25 Competitors Molson Coors, Heineken, Diageo, and at least 26 other major companies make voluntary contributions to expand recycling infrastructure.26 Constellation Brands is not known to voluntarily contribute any financial resources to help ensure its packaging never becomes waste.27

Competitor Diageo has launched 30 reusable packaging pilots with plans to expand available reuse models for consumer-facing products/packaging.28 The Coca-Cola Co has announced the largest corporate goal for reusable packaging, pledging to deliver 25% of beverages by volume in reusables or refillables by 2030.29 PepsiCo followed suit shortly thereafter with the second-largest corporate reusables goal, committing to deliver 20% of beverages in reusables by 2030.30 Despite Constellation Brands’ pledge to make 80% of its Wine & Spirits portfolio returnable, recyclable, or renewable, the Company has taken zero public action on the ”returnable” aspect of this goal.

Finally, Constellation Brands lags peers in incorporating recycled content and achieving 100% recyclability. In the largest pre-competitive corporate movement to address plastic packaging pollution, the Ellen MacArthur Foundation New Plastics Economy Global Commitment, more than 200 participating companies have adopted goals in a variety of specially targeted categories to drastically stem plastic flows into the ocean by 2025. These goals include significant efforts to incorporate recycled content and achieve 100% recyclability – principles that must be applied, and are largely being applied by signatory companies, to all packaging materials to create a circular economy for packaging.

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23 https://www.asyousow.org/press-releases/2024/2/28-hormel-commits-reduce-plastic-packaging-circular-economy-committments

24 https://www.asyousow.org/report-page/plastic-pollution-scorecard-2021/data-visualization

25 https://recyclingpartnership.org/paying-it-forward/

26 https://asyousow.reportingframework.com/scorecard/?brochureid=ce2b716c-2a3c-42fa-97ef-389dc2a740a8

27 https://asyousow.reportingframework.com/scorecard/?fileid=75cfb839-d374-4c7c-a515-9bcedcbe0698&brochureid=ce2b716c-2a3c-42fa-97ef-389dc2a740a8&userentryid=C05D3675-3D54-49E8-8317-34B3A7266D23

28 https://gc-data.emf.org/2023/detail-ppu/?cid=diageo

29 https://www.coca-colacompany.com/media-center/coca-cola-announces-industry-leading-target-for-reusable-packaging

30 https://www.prnewswire.com/news-releases/pepsico-introduces-new-packaging-goal-doubling-down-on-scaling-reusable-packaging-options-301692662.html

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2024 Proxy Memo Constellation Brands Inc | Circular Economy for Packaging

RESPONSE TO BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

In its opposition statement, the Company notes recent action to improve packaging design. Though these upstream actions are laudable, this proposal requests prioritization of downstream packaging actions, specifically financial support and policy adoption for the collection of packaging waste at its end of life.

Imminent adoption of a Global Plastics Treaty is expected to affect all packaging types. The report requested in this proposal could prepare the Company to respond to forthcoming changes in packaging use of all materials, plastic, paper, glass, and aluminum alike. As demonstrated in the recent passage of EPR legislation in the U.S. and proposed corporate tax tiers on all disposable packaging, conversations about plastic pollution have set in motions legislative and regulatory discussions about the financial responsibility of packaging waste broadly.

Constellation Brands must significantly bolster its actions towards a circular economy for packaging in order to minimize regulatory, reputational, financial, and operational risks, as evidenced most immediately in the growing number of EPR laws for packaging and the forthcoming Global Plastics Treaty.

CONCLUSION

Vote “Yes” on this Shareholder Proposal #6 Regarding a Circular Economy for Packaging. By failing to evaluate and report to shareholders the full range of opportunities available to meaningfully support a circular economy for packaging, Constellation Brands has fallen behind peers like Diageo and is vulnerable to reputational, financial, and operational risks. Our Company must avoid these risks by evaluating new circularity actions for packaging, such as exploration of returnable and refillable packaging, voluntary financial support for packaging collection and recycling, and support for EPR policies. We urge a “Yes” vote on this resolution.

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For questions, please contact Kelly McBee, As You Sow, kmcbee@asyousow.org

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